2017 ANNUAL REPORT

__________________________

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

To Our Shareholders,

2017 was a year of changes and challenges. During the first six months of 2017, sales were soft as we transitioned from the 195E series to the Horizon series and cleared out 195E inventory. Sales rebounded during the second half of the year as all Horizon series radios were in full production and our customers enthusiastically accepted the new Horizon product specifications, which resulted in favorable references for these products. The Water/Waste Water market delivered strong performance with an increase of 34% in comparison to 2016. Oil/Gas and Mining markets were soft, which is believed due to the depressed prices for these commodities.

We anticipate increasing demand for the Horizon series radios throughout 2018 as their specifications now meet all current technical specification and as these radio-specific proposals mature into construction projects.  The addition of the Horizon series product updates to our established licensed radio products results in a great product portfolio that is nicely positioned future growth.

 We believe that EST has established itself as a manufacturer of high quality products that meet the needs of the Industrial Automation marketplace.  This belief is underscored by the Distribution and Technology Agreement with Molex that was announced in our Press Release in August.  We expect to begin delivering product to Molex in 2018 and, I am optimistic that this arrangement will have a positive impact on our future.

We move into 2018 ready to deliver value to our Shareholders and to our customers, both old and new.  Our continued commitment is to provide a unique blend of innovative products and excellent support to our customers.  All of us at the Company would like to thank you for your ongoing support.

Michael W. Eller

President

Cautionary Note Regarding Forward-Looking Statements

This letter contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, among others, statements we make regarding our strategies, expectations about new and existing products, market demand, acceptance of new and existing products, technologies and opportunities, market size and growth, and return on investments in products and market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. More details about these and other risks that may impact our business are included in our Form 10-K for the fiscal year ended December 31, 2017 and in our other SEC filings. You can locate these reports through our website at www.esteem.com. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

COMPANY PROFILE

For over 30 years, Electronic Systems Technology, Inc. (“EST”, “us”, “we”, or the “Company”) has specialized in the development and manufacturing of digital data (non-voice) radio transceivers for use in industrial wireless networking applications.  With increasing reliance on wireless communication in the modern world and global modernization of industrial control systems, the benefits gained by use of wireless technology are becoming indispensable.  EST designs and produces specialized, hardened data communications products that have the ability to operate and survive in a variety of harsh and demanding conditions.

We design, develop, manufacture and market the ESTeem® line of industrial wireless products and accessories.  These products provide innovative communication solutions for applications not served or underutilized by conventional, commercial grade communication systems.  Our product portfolio provides industrial wireless solutions for commercial, industrial, and government arenas, both domestically and internationally, and are marketed through direct sales, sales representatives, and resellers.

The Company was incorporated in the State of Washington in February 1984.  We were originally granted a United States Patent for the “Wireless Computer Modem” in May 1987, and a Canadian patent in October 1988.  We established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem® Wireless Modems in 2007.  In response to customer needs and market opportunities, we continue to provide product improvements and enhancements that incorporate continuing technological developments.  New opportunities arising from changes in FCC regulations or technological developments are reviewed by management to assess marketability and profitability.

Development efforts during 2017 were focused primarily on software enhancements for the new ESTeem® Horizon Series.  These next generation industrial wireless products enhance our networking capability with higher data rates, improved support features and updates required to comply with the latest wireless standards.

In an effort to maintain and expand our customer base in the industrial control marketplace, we team with major automation hardware vendors such as Rockwell Automation.  Rockwell Automation has the largest market share in the United States and is a leading player in the world-wide automation and controls market place. The Encompass program and similar partnering efforts provide increased exposure to markets that would not otherwise be cost effective for us.  We celebrated the 26th anniversary of our Rockwell Automation relationship in 2017.

PRODUCTS AND MARKETS

Our ESTeem® industrial wireless products provide communication links between computer networks, network enabled devices and mobile devices without cables.  The widespread use of networked computer systems in business, industry and public service and the adoption of mobile devices in all aspects of modern life has created an environment where the wireless network is no longer a convenience but a necessity.  As wireless networking proliferates through the modernization of the industrial sector, the need for products such as ours will increase dramatically as they are specifically designed for the rigors encountered in an industrial environment.  These wireless networks are the backbone connectors to the Internet for cloud-based services such as the Internet of Things (“IoT”) and Industrial Internet of Things (“IIoT”).

All the ESTeem® models come with industry standard Ethernet (Internet) communication ports and legacy serial ports to provide the broadest range of connections for both new and legacy hardware.  The combined features such as AES 128 security encryption, self-healing repeaters, Mesh networking, long range operation and outdoor weatherproof cases make these products unique in our market space.

PRODUCT APPLICATIONS

Major applications and industries in which ESTeem® products are utilized include:

Water/Wastewater	Mining
Oil/Gas	Industrial Automation

PRODUCT LINES

We manufacture ten models of ESTeem® industrial wireless modems that operate in frequency from 150 MHz to 5.8 GHz.  These wireless modems are hardware devices used for sending and receiving data over a radio carrier and serve as the foundation of our industrial wireless solutions.  Each model will fit best in a specific application based upon several factors, including distance, required data rate and Federal Communication Commission (“FCC”) licensing requirements.  Each wireless network is reviewed in detail with our customer to determine the best overall solution for the application.  No single model or frequency band can solve all applications and having a diverse product selection is critical for meeting the needs of an expanding market.  A summary of our product portfolio is shown in the following table:

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate	LOS Range (Miles)	Interface
210M	Narrow Band Licensed	150 to 174	2	64.8 Kbps	15	Ethernet/RS-232
195M	Narrow Band Licensed	150 to 174	4	12.5 Kbps	15	Ethernet/RS-232/422/485
210C	Narrow Band Licensed	450 to 470	2	64.8 Kbps	15	Ethernet/RS-232
195C	Narrow Band Licensed	450 to 470	4	12.5 Kbps	15	Ethernet/RS-232/422/485
195H	Narrow Band Licensed	217 to 220	2	50 Kbps	15	Ethernet/RS-232/422/485
Horizon900	Unlicensed	900	1	72.2 Mbps	10	Ethernet/ RS-232
Horizon2.4	Unlicensed	2400	1	150 Mbps	5-7	Ethernet/ RS-232
Horizon4.9	Licensed	4900	1	72.2 Mbps	5-7	Ethernet/ RS-232
Horizon5.8	Unlicensed	5800	.250 (Dual Stream)	300 Mbps	5-7	Ethernet/ RS-232
Edge900	Unlicensed	900.25		1 Mbps	10	Ethernet/ RS-232

ADDITIONAL PRODUCTS AND SERVICES

We offer various accessories to support the above products, including antennas, power supplies and cable assemblies.  These accessories are purchased from other manufacturers and resold by us to support a system based on ESTeem® industrial wireless modems.  We provide direct services to customers, including repairs and upgrades.  We offer complete solutions, including site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

Our products compete in an environment of rapidly changing technology which necessitates continually updating and enhancing existing products as well as developing new products.  Research and Development expenditures for new product development and improvements of existing products by the Company for 2017 and 2016 were $252,411 and $273,500 respectively.  In 2017, and continuing in the future, we contracted with software developers and hardware design engineers as needed.

In response to customer needs, development efforts during 2017 were focused primarily on software enhancements for the ESTeem® Horizon Series, 195 Narrow Band and 210 Series. We plan to continue to allocate research and development expenditures in response to market demands.

MARKETING STRATEGY

Most of our 2017 sales were through non-exclusive, non-stocking distributors and resellers, with a small amount made directly to end-users.  Customers generally place orders on an "as needed basis", with shipping completed 1 to 15 working days after receipt of the order except for ongoing, scheduled projects and custom designed equipment for specific customer applications.  As of December 31, 2017, our sales order backlog was $6,677

During 2017, we continued to advertise in trade publications specifically targeting some 20 major automation hardware and industrial automation system manufacturers worldwide.   During 2017, we concentrated our marketing efforts on attending trade shows and by deploying personnel in both domestic and Latin American industrial automation markets.  We plan to continue these efforts in 2018. Our web site provides access to product and technical information which is utilized by existing and potential customers.  In order to avoid disrupting existing reseller relationships, we have not implemented an electronic commerce internet website.  Phone support, field technicians and internet sources provide technical support and service in an effort to give the high-quality customer support necessary and vital to differentiate ourselves in the industrial wireless market.  We intend to continue to make investments and expenditures in support of our customer service programs.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading our common stock and it is not regularly quoted in the automated quotation system of a registered securities system or association.  Our stock is traded on the “over-the-counter” market and is listed on OTCQB tier of the OTC Markets bulletin board under the symbol of "ELST".  The following table sets forth the high and low sale prices of our common stock for the quarterly period indicated for the last two (2) fiscal years and is derived from the OTC Bulletin Board quotation service.

	Price (1)
	High	Low
2017
First Quarter	$0.50	$0.32
Second Quarter	1.00	0.38
Third Quarter	0.65	0.38
Fourth Quarter	0.64	0.44

2016
First Quarter	$0.40	$0.32
Second Quarter	0.57	0.38
Third Quarter	0.45	0.33
Fourth Quarter	0.51	0.38

The number of holders of record of our common stock as of February 5, 2018 was 346 persons/entities, with an unknown number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek Dr., Ste. 430, Denver CO 80209.

Electronic Systems Technology Inc. did not pay a dividend during 2017 for 2016. Dividends are solely at the discretion of the Board of Directors, and if made, are usually announced at the Annual Meeting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of data radio products.  We offer product lines which provide innovative communication solutions for applications not served by existing conventional communication systems in markets for process automation in commercial, industrial and government arenas domestically as well as internationally.  Our products are marketed through Direct Sales, Sales Representatives, and domestic, as well as foreign, resellers and systems integrators.

FISCAL YEAR 2017 vs. FISCAL YEAR 2016

GROSS REVENUES: Total revenues, including interest income, for the fiscal year 2017 were $1,436,539 reflecting a decrease of 4% from $1,501,812 in gross revenues for fiscal year 2016.  During the year ended December 31, 2017, no one customer’s sales accounted for more than 10% of the total sales revenues.  The decrease in total revenues is the result of decreased Engineering Services during 2017.  Domestic Sales for the fiscal year were $1,198,674 compared to $1,219,493 in 2016. Sales to International Customers for the fiscal year were $226,454 compared to $270,396 in 2016. Product sales decreased to $1,358,203 in 2017, as compared to 2016 sales of $1,379,530, reflecting a decrease of 1.5%.  Management believes the decrease in sales revenues is the result of decreased product sales for the Company’s foreign sales segments, specifically industrial automation.

Interest revenues during 2017 decreased to $11,411 from 2016 levels of $11,923 due to the use of cash in operations.

As of December 31, 2017, the Company had sales backlog of $6,677.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 43% and 42% respectively, for 2017 and 2016.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY:  The Company's year-end inventory values for 2017 and 2016 were as follows:

	2017	2016
Parts	$143,452	$185,911
Work in progress	201,526	216,859
Finished goods	417,539	300,377
TOTAL	$762,517	$703,147

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements.

OPERATING EXPENSES: Operating expenses decreased to $996,887 in 2017, from 2016 levels of $1,041,041 primarily due to decreased non-wage expenses and depreciation during 2017.  Material changes in expenses are comprised of the following components: Travel, Professional and Purchased Services decreased by $8,762 and $23,610 respectively.   Depreciation expense decreased during 2017 to $19,939 from 2016 levels of $26,290 due to the Company’s decreased capital purchases.  Advertising expenses increased to $9,832 for 2017, compared to $9,552 for 2016, Materials and Supplies expense decreased during 2017 to $9,583 from 2016 levels of $23,965 due to decreased research and development related projects during 2017.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $447,855 for 2017, increased from a net loss of $140,696 for 2016.  The increase in net loss is the result of impact of writing off the Deferred Tax Asset in 2017. At December 31, 2017, the Company's working capital was $2,037,947 compared with $2,250,294 at December 31, 2016. The Company’s operations rely solely on the income generated from sales.  The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining inventory levels adequate for production.  Extended availability for components critical for production of the Company’s products, ranging from 12 to 30 weeks, require the Company to maintain high inventory levels.  It is Management’s opinion that the Company’s working capital as of December 31, 2017 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2017 was 46.5:1 compared to 54.2:1 at December 31, 2016.  The decrease in current asset ratio is the result of the Company having decreased cash and cash equivalents for year-end 2017 when compared with year-end 2016.  The Company's cash resources at December 31, 2017, including cash and cash equivalent liquid assets, were $1,208,100, compared to cash resources of $1,502,971 at year-end 2016.  The decrease in cash and cash equivalent liquid assets is the result net loss impact when compared with year-end 2016.  The Company’s cash and cash equivalent assets are held in checking, money market funds and Certificates of Deposits. The Company's accounts receivable, at December 31, 2017, were $98,941, compared to $71,202 at year-end 2016.  Management believes that all Company accounts receivable as of December 31, 2017 are collectible and does not have a reserve for uncollectable accounts.

The Company believes the level of risk associated with customer receipts on export sales is minimal.  Foreign shipments are made only after payment has been received or on Net 30 day credit terms to established foreign companies with which the Company has distributor relationships.  Foreign orders are generally filled as soon as they are received therefore; foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2017, were $762,517, reflecting an increase from December 31, 2016 levels of $703,147. The increase in inventory between December 31, 2017 and December 31, 2016, is due to increased inventory in Finished Goods.

The Company had no capital expenditures during 2017.  The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products.

As of December 31, 2017, the Company's current liabilities increased to $44,788, from 2016 year-end levels of $42,334.  The increase in current liabilities was impacted by an increase in accounts payable to $18,969 from $15,114 at the end of 2016.

The Company had no off-balance sheet arrangements for the year ended December 31, 2017.

Inflation had minimal adverse effect on the Company’s operations during 2017.  Minimal adverse effect is anticipated during 2018.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of this Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Principal Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2017.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2017, Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.   Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	13-14

Financial Statements:	15-18

Balance Sheets	15

Statements of Operations	16

Statements of Changes in Stockholders’ Equity	17

Statements of Cash Flows	18

Notes to Financial Statements	19-26

Supplemental Schedules of Operating Expenses	27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Electronic Systems Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc. (“the Company”) as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of operating expenses for the years ended December 31, 2017 and 2016 (“the supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with accounting principles generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company’s auditor since 2012.

Spokane, Washington

February 20, 2018

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2017 AND 2016
	2017	2016
ASSETS
CURRENT ASSETS
Cash	$ 42,874	$ 115,734
Money market funds	165,227	387,237
Certificates of deposit	1,000,000	1,000,000
Accounts receivable	98,941	71,202
Inventories	762,517	703,147
Prepaid expenses	8,039	8,405
Accrued interest receivable	5,137	6,903

Total Current Assets	2,082,735	2,292,628

PROPERTY AND EQUIPMENT – NET	31,444	51,383

DEFERRED INCOME TAX ASSET – NET	-	244,092
TOTAL ASSETS	$ 2,114,179	$ 2,588,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$ 18,969	$ 15,114
Refundable deposits	3,937	4,527
Accrued wages and bonus	1,960	1,723
Accrued vacation pay	17,720	18,412
Other accrued liabilities	2,202	2,558

Total Current Liabilities	44,788	42,334
TOTAL LIABILITIES	44,788	42,334

COMMITMENTS (NOTE 8)

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000
shares authorized, 4,986,048 and 5,060,903 shares issued
and outstanding, respectively	4,986	5,061
Additional paid-in capital	944,161	972,609
Retained earnings	1,120,244	1,568,099
TOTAL STOCKHOLDERS’ EQUITY	2,069,391	2,545,769
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 2,114,179	$ 2,588,103

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
	2017	2016

SALES – NET	$ 1,425,128	$ 1,489,889

COST OF SALES	643,414	677,166

	781,714	812,722

OPERATING EXPENSES	996,888	1,041,041

OPERATING LOSS	(215,174)	(228,319)

OTHER INCOME
Interest income	11,411	11,923

TOTAL OTHER INCOME	11,411	11,923

NET LOSS BEFORE INCOME TAXES	(203,763)	(216,396)

FEDERAL INCOME TAX BENEFIT (PROVISION)	(244,092)	75,700

NET LOSS AFTER INCOME TAXES	$ (447,855)	$ (140,696)

BASIC AND DILUTED LOSS PER SHARE	$ (0.09)	$ (0.03)

OUTSTANDING BASIC AND DILUTED WEIGHTED AVERAGE SHARES	5,022,184	5,090,487

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
		Additional
	Common Stock	Paid-In		Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT DECEMBER 31, 2015	5,158,667	$ 5,159	$ 1,007,861	$ 1,708,795	$ 2,721,815

Net loss	-	-	-	(140,696)	(140,696)

Stock repurchased	(97,764)	(98)	(37,093)	-	(37,191)

Share-based compensation			1,841		1,841

BALANCE AT DECEMBER 31, 2016	5,060,903	$ 5,061	$ 972,609	$ 1,568,099	$ 2,545,769

Net loss	-	-	-	(447,855)	(447,855)

Stock repurchased	(74,855)	(75)	(28,448)	-	(28,523)

Share-based compensation	-	-	-	-	-

BALANCE AT DECEMBER 31, 2017	4,986,048	$ 4,986	$ 944,161	$ 1,120,244	$ 2,069,391

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (447,855)	$ (140,696)
Noncash expenses included in loss:
Depreciation and amortization	19,939	26,290
Deferred income taxes	244,092	(75,700)
Share-based compensation	-	1,841
Decrease (increase) in operating assets:
Accounts receivable	(27,739)	(4,925)
Inventories	(59,370)	(99,856)
Prepaid expenses	366	2,019
Federal income tax refund receivable	-	2,721
Accrued interest receivable	1,766	958
Increase (decrease) in operating liabilities:
Accounts payable	3,855	6,564
Accrued wages, bonus, vacation and other accrued liabilities	(811)	(687)
Refundable deposits	(590)	948
Net Cash used by Operating Activities	(266,347)	(280,523)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certificates of deposit	(1,000,000)	(1,000,000)
Proceeds from maturities of certificates of deposit	1,000,000	1,202,625
Net Cash from Investing Activities	-	202,625

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repurchase of shares	(28,523)	(37,191)
Net Cash used in Financing Activities	(28,523)	(37,191)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(294,870)	(115,089)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	502,971	618,060

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 208,101	$ 502,971

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash and cash equivalents:
Cash	$ 42,874	$ 115,734
Money market funds	165,227	387,237
Total cash and cash equivalents	$ 208,101	$ 502,971

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.

Organization and Summary of Significant Accounting Policies

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem® Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include the allowance for doubtful accounts receivable, inventory obsolescence, useful lives of depreciable assets, share-based compensation, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations and Credit Risks

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.  Domestic sales for the fiscal year were $1,198,674 compared to $1,219,493 in 2016.  Sales to foreign customers for the fiscal year were $226,454 compared to $270,396 in 2016.

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers.  The components provided by the suppliers could be replaced or substituted by other products.  It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer.  Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded.  Sales are recorded net of applicable state and local sales tax.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services.  When amounts are billed and collected before the services are performed they are included in deferred revenues.  Revenue is recognized based upon proportional performance when the contract contains performance milestones.

The Company does not generally sell its products with the right of return.  Therefore, returns are accounted for when they occur and are accepted.

Organization and Summary of Significant Accounting Policies - (Continued)

Revenue Recognition - (Continued)

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded. Warranty expenses are immaterial based on the Company’s historical warranty experience.

Financial Instruments

The Company’s financial instruments are cash, money market funds, and certificates of deposit.  The recorded values of cash, money market funds and certificates of deposit approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and money market funds purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for estimated uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful accounts.  As of December 31, 2017 and 2016, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Inventories

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Major betterments are capitalized and de minimis purchases are expensed.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.    When the Company sells or otherwise disposes of property and equipment a gain or loss is recorded in the statement of operations. The cost of improvements that extend the life of property and equipment is capitalized.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

Organization and Summary of Significant Accounting Policies - (Continued)

Certificates of Deposit

Certificates of deposit with original maturities ranging from three months to twelve months were $1,000,000 and $1,000,000 at December 31, 2017 and 2016 respectively.

Software Costs

Software purchased and used by the Company is capitalized as property and equipment based on its cost, and amortized over its useful life, usually not exceeding five years.

The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

Income Taxes

The provision (benefit) for income taxes is computed on the pretax income (loss) based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.  The Company evaluates positive and negative information when estimating the valuation allowance for deferred tax assets. For tax positions that meet the more likely than not recognition threshold a deferred tax asset is recognized.

Research and Development

Research and development costs are expensed as operating expenses when incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2017 and 2016 were $252,411 and $273,500, respectively

Advertising Costs

Costs incurred for producing and communicating advertising are expensed as operating expenses when incurred.  Advertising costs for the years ended December 31, 2017 and 2016 were $9,832 and $9,552, respectively.

Share-Based Compensation

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 6 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity.

1.

Organization and Summary of Significant Accounting Policies - (Continued)

Fair Value Measurements

ASC 820 "Fair Value Measurements” ("ASC 820") requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1:  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2017 and 2016 the Company has no assets or liabilities subject to fair value measurements on a recurring basis.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842). The update modifies the classification criteria and requires lessees to recognize the assets and liabilities on the balance sheet for most leases. The update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of implementing this update on the financial statements.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update provides guidance on classification for cash receipts and payments related to eight specific issues. The update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of implementing this update on the financial statements.

2.

Inventories

Inventories consist of the following:

	2017	2016
Parts	$ 143,452	$ 185,911
Work in progress	201,526	216,859
Finished goods	417,539	300,376
	$ 762,517	$ 703,147

3.

Property and Equipment

Property and equipment consist of the following:

	2017	2016
Laboratory equipment	$ 580,482	$ 580,482
Software purchased	35,028	35,028
Furniture and fixtures	16,531	16,531
Dies and molds	130,176	130,176
	762,217	762,217
Accumulated depreciation and amortization	(730,773)	(710,834)
	$ 31,444	$ 51,383

4.

Provision for Income Taxes

At December 31, 2017, the Company had approximately $66,000 of research and development income tax credits available to reduce federal income taxes in future periods.  The credits expire from 2033-2036.  In addition, at December 31, 2017, the Company had approximately $843,000 of net operating loss carryforwards which will expire between 2033 and 2036.

The components of deferred tax assets and liabilities at December 31, were as follows:

	2017	2016
Accrued liabilities	$ 11,300	$ 7,892
Inventories	1,300	16,197
Federal income tax credits	69,000	66,353
Net operating loss carryforwards	177,000	201,029
Less valuation allowance	(258,600)	(47,379)
Total deferred tax assets, net	$ 0	$ 244,092

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards and the income tax carryforwards.  Management determined in 2017 that it does not believe it is more likely than not that all the net deferred tax assets will be realized.  Therefore, a valuation allowance has been recorded for the full net deferred tax asset at December 31, 2017.

The differences between the provision (benefit) for federal income taxes and federal income taxes computed using the U.S. statutory federal income tax rate of 35% were as follows:

	2017	2016
Amount computed using the statutory rate	$ (69,900)	$ (75,739)
Other	3,394	2,080
Research and development credits	(3,062)	(10,500)
Federal tax rate change	102,439
Change in valuation allowance	211,221	8,459
Provision (Benefit) for federal income taxes	$ 244,092	$ (75,700)

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Act”) resulting in significant modifications to existing law. We have completed the accounting for the effects of the Act during the quarter ended December 31, 2017. Our financial statements for the year ended December 31, 2017 reflect certain effects of the Act which includes a reduction in the corporate tax rate from 35% to 21% as well as other changes. As a result of the changes to tax laws and tax rates under the Act, we incurred incremental income tax expense of $102,439 during the year ended December 31, 2017, which consisted primarily of the remeasurement of deferred tax assets and liabilities from 35% to 21% and application of a full valuation allowance.

Should the Company have future accrued interest expense and penalties related to uncertain income tax positions, they will recognize those expenses in income tax expense.

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2014.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits or penalties.

5.

Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K Plan and Trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $15,149 and $19,236 to the plan for the years ended December 31, 2017 and 2016 respectively.

6.

Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days, after which they are subject to forfeiture.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in:

2016
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	0.68%
Option exercise rate	6.4%
Expected term (in years)	3
Estimated fair value per option granted	$ 0.20

The average risk-free interest rate is based on the three-year U.S. Treasury Bond rate in effect as of the grant date.  The expected volatility is determined using a weighted average of weekly historical volatility of the stock price over a period prior to the grant dates.  The Company uses historical data to estimate option exercise rates.

6.

Share-Based Compensation (continued)

A summary of option activity follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Number	Price Per	Term
	Outstanding	Option	(Years)
Balance at December 31, 2015	185,000	0.36	1.2
Granted	150,000	0.40	3.9
Expired	(115,000)	0.33
Balance at December 31, 2016	220,000	0.40	2.8
Granted	-0-	-0-
Expired	(70,000)	0.38
Balance at December 31, 2017	150,000	0.40	2.6
Outstanding and Exercisable at December 31, 2017	150,000	$ 0.40	2.6

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2017, was $18,000.

7.

Earnings Per Share

The following table represents the calculation of net earnings per common share – basic and diluted:

	2017	2016

Net income (loss)	$ (447,855)	$ (140,696)
Basic earnings per share:
Weighted average shares outstanding	5,022,184	5,158,667

Diluted earnings per share:
Weighted average shares outstanding	5,022,184	5,090,487
Incremental shares from assumed
conversion of stock options	0	0
Weighted average shares outstanding	5,022,184	5,090,487

Net earnings (loss) per common share-basic	$ (0.09)	$ (0.03)
Net earnings (loss) per common share-
diluted	$ (0.09)	$ (0.03)

8.

Leases

The Company leases its facilities from a port authority for three years, expiring in September 2020, with annual increases based upon the Consumer Price Index.  The lease expense for the years ended December 31, 2017 and 2016 was $63,299 and $63,299 respectively.  The lease expense commitment through the year ended December 31, 2020 is expected to be approximately $65,856 per year.

9.

Segment Reporting

Domestic Sales for the fiscal year were $1,198,674 compared to $1,219,493 in 2016. Sales to Foreign Customers for the fiscal year were $226,454 compared to $270,396 in 2016.

10.

Stock Repurchase

Stock Repurchases

On January 13, 2016, the Company’s Board of Directors approved a resolution authorizing the repurchase of up to $100,000 of the Company’s common stock at the price of $0.38 per share. The Company’s share repurchase program does not obligate it to acquire any specific number of shares. On March 2, 2016 the Company’s Board of Director approved a resolution authorizing the repurchase of an additional $150,000 of the Company’s common stock at the price of $0.38 per share. Under the program, shares may be repurchased in open market transactions, complying with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares repurchased are retired.

The following table shows the Company’s activity and related information for the year ended December 31, 2017:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1, 2016- January 31, 2016	9,618	$0.38	9,618	648,276
February 1, 2016-February 29, 2016	40,382	$0.38	50,000	607,894
March 1, 2016-March 31, 2016	27,559	$0.38	77,559	580,335
November 1, 2016-November 30, 2016	20,205	$0.38	97,764	560,130
January 1, 2017-January 31,2017	1,000	$0.38	98,764	559,130
March 1, 2017-March 31,2017	7,725	$0.38	106,489	551,405
April 1, 2017-April 30, 2017	45,601	$0.38	152,090	505,804
July 1, 2017-July 31, 2017	8,642	$0.38	160,732	497,162
August 1, 2017-August 31, 2017	11,887	$0.38	172,619	485,275
Total	172,619	$0.38	172,619	485,275

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Advertising	$ 9,832	$ 9,552
Dues and subscriptions	3,850	1,885
Depreciation	19,939	26,290
Insurance	12,526	11,566
Materials and supplies	9,583	23,965
Office and administration	8,623	19,547
Printing	1,194	1,302
Professional services	146,051	171,353
Rent and utilities	73,805	72,854
Repair and maintenance	1,676	1,614
Salaries and benefits	694,467	724,479
Taxes, licenses & health insurance	180,473	182,827
Telephone	9,158	9,219
Trade shows	29,306	28,522
Travel expenses	37,720	46,483

	1,238,203	1,331,458

Expenses allocated to cost of sales	(241,315)	(290,417)

Total Operating Expenses	$ 996,888	$ 1,041,041

CORPORATE DIRECTORY

DIRECTORS

Michael W. Eller

President

Electronic Systems Technology, Inc.

Theodore Deinard

President

QFMI Management.

Tommy L. Kirchner

Past President

Electronic Systems Technology Inc.

Barry R. Knott

Former President and CEO

Lifeloc Technologies, Inc.

Vern D. Kornelsen

General Partner

EDCO LLLP

EXECUTIVE OFFICERS

Michael W. Eller

President

Chief Executive Officer

Principal Accounting Officer

Vern D. Kornelsen

Secretary

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

(509) 735-9092

(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

DeCoria, Maichel & Teague, P.S.

7307 N. Division, Ste. 222

Spokane, Washington 99208

TRANSFER AGENT

Corporate Stock Transfer, Inc.

3200 Cherry Creek Dr. South, Suite 4300

Denver CO  80209

(303) 282-4800

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account.  When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K

A copy of the Company’s Form 10-K, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Investor Relations Department

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 9:00 a.m. on June 1, 2018, at:

Electronic Systems Technology Inc.

415 N. Quay St., Bldg. B1

Kennewick, Washington  99336

All stockholders are encouraged to attend.